VRB Power Systems
INCORPORATED

October 7, 2003

03032718

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

SUPPL

Dear Sirs:

Re: ***VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp)***
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB Power's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Yours truly,
VRB Power Systems Inc.

Susan L. Wilson,
Legal Assistant

Suite 1645 – 701 West Georgia Street, Vancouver, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

VRB Power Systems
INCORPORATED

News Release
For Immediate Release

Award of Department of Energy Grant for Analytical Study

Vancouver, B.C. (September 25, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the award of a Department of Energy funded grant to the State of Wyoming in response to a call for analytical studies of the transmission benefits of deploying hybrid renewable energy-storage systems. The Wyoming Business Council, in conjunction with Science Applications International Corporation (SAIC), PacifiCorp and VRB Power, submitted the proposal to the U.S. Department of Energy under the State Energy Program Special Projects solicitation. The project is expected to commence by December 1, 2003, with completion anticipated by July 15, 2004.

SAIC will manage the project. Its analysts have years of experience performing objective assessments for the Department of Energy. VRB Power and PacifiCorp will perform the necessary data collection and analysis, including combining wind and battery data into a hybrid system and examining the opportunities for energy storage to relieve transmission congestion and voltage problems, contribute reactive power, and otherwise enhance Wyoming's ability to export renewable energy.

The transmission system in Wyoming is unable to keep pace with the development of wind farms, particularly in the southwest corner of the state. This is an unusual predicament. The state is blessed with excellent wind resources that a number of utilities from other states have chosen to develop and export to meet the requirements of their particular utility restructuring rules. Wyoming still has not established its own Renewable Portfolio Standard, yet over 150 MW of wind power has been developed in the state since 1999.

BACKGROUND AND OBJECTIVES: Because of increases in system electrical power loads and the reluctance and/or inability of utilities to upgrade or build new power transmission systems, many aging transmission systems are near their original design capacities and are unable to reliably support existing load requirements. The consequences of this lack of transmission capacity subject many customers to power brown-outs and in some cases black-outs as power systems are unable to respond to load requirements. Distributed energy resources, including energy storage, distributed generation, and renewable resources can mitigate this situation and restore stability to the grid while offering the consumer freedom of choice. However, general stability issues, interconnection barriers, and communication must be carefully considered.

The basic reason for transmission system congestion is the non-co-location of generation sources and loads combined with load requirements greater than the transmission capacity. However, the real impact of the overloads is not constant but periodical, infrequent and somewhat seasonal in many parts of the country. On the other hand, many states are instituting renewable energy standards that require a significant amount of electric generation to be provided by renewable resources. The two most common renewable sources are wind and solar photovoltaic. Both these sources are intermittent. Intermittency can aggravate the congestion and reliability problems of the grid and adversely affects the duty factor of the renewable generation sources. The peak generation of the renewable sources may not coincide with the peak of the load demand. The renewable sources cannot be dispatched on command with any degree confidence. The objective of this Program Category of the solicitation is to investigate how the addition

of storage to renewable generation sources (or elsewhere in the grid) can positively affect the reliability of the transmission, relieve transmission congestion and "firm up" the renewable generation sources.

Analysis projects were requested that would evaluate the ability of electric energy storage to positively affect dispatchability of renewable generation sources. This project shall examine the benefit to grid stability of firming up the renewable sources and shall examine the effect on grid congestion of combined renewable generation and electric energy storage facilities. The potential economic advantage of this hybrid system will be addressed considering such aspects as transmission deferral, the effect of real time pricing, the ability to enter into the day ahead markets and the ability to move energy generated during off-peak hours into the on-peak market. Quantitative estimates shall be developed for all these tasks. An examination of the applicable renewable state energy portfolio standards shall be made to determine institutional barriers and opportunities for energy storage.

Reference: Solicitation No.: DE-PS36-03-GO93001-09
Project Category: DEER – Transmission, Reliability, Energy Storage & Interconnection
DOE Award: DE-FG48-03R803112

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB/ESS"). The VRB/ESS is a new enabling technology that can effectively store electricity on demand. The VRB/ESS can provide direct economic benefits to utilities and end users in terms of improved, power quality, reliability and energy efficiency. The VRB/ESS is particularly well suited to electrical power arbitrage, load leveling (peak shaving), grid stability enhancements, and capital deferment. It is primarily focused on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms. As a "green" technology, the VRB/ESS is characterized by the lowest ecological impact of all energy storage technologies. It uses conducting plastic electrodes, which do not contain heavy metals unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is listed on the TSX Venture Exchange ("VRB") and the OTC Pink Sheets ("VRBPF").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

VRB Power Systems
INCORPORATED

News Release
For Immediate Release

New Appointments – King Island Installation Update

Vancouver, B.C. (September 22, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the appointment of Mr. Timothy Hennessy as Chairman of the Board of Directors in addition to his role of Chief Executive Officer announced August 28, 2003. The Company would also like to announce the appointment of Gavin Cooper as Corporate Secretary in addition to his role as Chief Financial Officer. Don Nicholson will remain as a Director of the Company. The Company wishes to thank Mr. Jay Sujir for his past services as Corporate Secretary.

VRB Power is also pleased to provide the following update on the progress of its subsidiary, Pinnacle VRB Limited's installation of a VRB/ESS on King Island for Hydro Tasmania.

Since the last announcement dated July 23, 2003, all but the final milestone in the Hydro Tasmania contract have been completed as follows:

- All installation works have been completed;
- The control system and inverter are installed and operational; and
- The system is currently undergoing final phases of commissioning.

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB/ESS"). The VRB/ESS is an enabling technology that effectively stores electricity on demand. The VRB/ESS provides direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB/ESS is particularly well suited to electrical power arbitrage, UPS applications, load levelling (peak shaving), grid stability enhancements, and capital deferment. It is primarily focussed on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms. As a "green" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies. It uses conducting plastic electrodes, which do not contain heavy metals unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is listed on the TSX Venture Exchange ("VRB") and the OTC Pink Sheets ("VRBPF").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

September 4, 2003

News Release
For Immediate Release

VRB Power's Energy Storage System and the Northeast Blackout

We are all familiar with batteries and their role in allowing us to roam with laptops, cell phones and PDAs. Those in the computer industry are familiar with batteries and Uninterruptible Power Supplies, which are used to ride through voltage dips, and even localized interruptions in the power system. Why then can't we use large battery systems to store energy and support the nation's electricity grid? The technology to store large amounts of electrical energy is now available. VRB Power Systems Inc.'s Vanadium Redox Battery Energy Storage System ("VRB/ESS") is a technology that has been successfully applied in storing multiple megawatt hours of energy in what is called a flow battery.

VRB Power's Energy Storage System operates such that it can deliver its stored energy and power in milliseconds - on demand. Along with long life cycles and high efficiencies, the electrolyte that stores the energy suffers little if no degradation, is environmentally friendly and completely recyclable. The system can be used for load leveling (peak shaving), grid stability enhancements, capital deferment, can be coupled with renewable energy sources such as wind and solar to provide firm capacity, utilized for electrical power arbitrage, and in the case of the recent blackouts in the Northeast and London, provide multiple hours of essential backup power. Certain innovative utilities such as PacifiCorp and Hydro Tasmania have already chosen to adopt the VRB Energy Storage System within their distribution networks - to store and deliver megawatt hours of energy more efficiently than any other system today.

The US electrical power grid has operated until now with very few systems capable of storing energy and therefore incapable of riding through large scale events such as the wide spread outages that occurred on the East Coast in 1965 and 1977, in the Pacific Northwest in 1996, and more recently, in the Northeast the past few weeks. As it was pointed out by the Chairman of the Federal Reserve in a recent testimony to congress, this inability to store energy to act as a shock absorber is indicative of a business which has no inventory. Because of the nature of electricity, our electrical grid is one huge just-in-time inventory system. Consumption must be precisely balanced with supply. When it isn't, failures quickly domino through the grid. The VRB/ESS would provide what every other energy and commodity supply system has: inventory control through storage.

Economically, without energy storage, electricity prices become more volatile and technically can result in events such as the recent Northeast blackout *"Imagine how differently August 14th 2003 might have unfolded if electricity could have been injected into the grid at strategic locations,"* Jason Makansi, Executive Director of the Energy Storage Council has observed.

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

How could VRB Power's Energy Storage System have helped in a power grid problem such as occurred recently in the Northeast? Quite simply - the energy stored in various forms would have been able to replace lost generation caused by transmission line trips. This would have been nearly instantaneous. It would have meant that instead of there being widespread outages, the impacts would have been far less pronounced and with proper planning and location of the energy storage systems, may have prevented the runaway cascade outage that did occur. It would certainly have reduced the recovery periods which were as long as 18 hours in some areas stemming from the issue of trying to balance loads with generation. Having VRB Power's Energy Storage Systems in place would have provided a cushion to sudden demand peaks and would have allowed a much more rapid recovery of the system.

VRB Power's Energy Storage System is one that can inject large quantities of power and energy into the grid within milliseconds, aiding in the recovery from blackouts, or stabilizing the grid before failures cascade through the system. The VRB/ESS can either be deployed at large scale (tens of megawatt hours from each unit) or through a distributed network of smaller scale facilities. A proper combination of energy storage, distributed generation and FACTS (Flexible AC Transmission Systems) can "stiffen" the grid and raise its reliability without the need for extensive transmission line expansion. These approaches will be far less costly than wholesale transmission line upgrades and will be far more focused with less environmental impact.

"It is time to acknowledge that one, among many, of the reasons our transmission system is outdated is that storage facilities are not generally considered in capacity planning and expansion. As investments, large scale energy storage systems will increasingly be valued based not on sale price, but on their ability to increase the investment options available to different classes of customers emerging in the wholesale electricity market" notes Makansi.

VRB Power's Energy Storage System adds the vital piece that is intuitive to us all - real stored energy - just like the batteries we are all familiar with. Utilities can tailor the grid to meet specific needs and most importantly prevent such cascading effects that we saw in the Northeast blackout, August 14, 2003.

VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF")

Timothy Hennessy
CEO, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

VRB Power Systems
INCORPORATED

News Release
For Immediate Release

Timothy Hennessy Appointed as CEO and Director

Vancouver, B.C. (August 28 , 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce the appointment of Mr. Timothy Hennessy as Chief Executive Officer and Director.

Mr. Hennessy has been advising VRB Power since March 2003. He has 20 years international utility and energy sector related experience. Most recently, he was Vice President, Engineering and Operations and Managing Director of LECTRIX LLC., a Bechtel, Siemens and AEP joint venture. He established LECTRIX's London and European operations working specifically on numerous Internet data center and cogeneration projects. He joined LECTRIX from PacifiCorp where he was Vice President of PacifiCorp Energy Services, responsible for the company's activities in contracted power service solutions, distributed generation and power quality. Prior to joining PacifiCorp, Mr. Hennessy founded PQT, a specialized power quality solutions provider for large industrial and commercial companies. Mr. Hennessy has extensive experience assessing and developing new technologies and product delivery including the implementation of specialized technologies such as superconductor energy storage, ultra capacitors, rotary and hybrid systems. He has consulted widely on the application of power quality solutions to U.S. companies and research bodies. Before founding PQT he was with Eskom in South Africa. He has extensive field experience in power systems and telecommunications, as well as in large power projects and the operation of power networks.

Mr. Hennessy received a B.Sc. Eng. degree from the University of Natal and a Masters in Engineering from the University of the Witwatersrand. He has completed B. Com. subjects and a Management Development Program at the University of South Africa Business School. Mr. Hennessy has also published and presented some 20 international technical papers as well as editing the Power Quality Blue Book (South Africa), a text for engineers in industry. He is a registered professional engineer in South Africa and a Chartered Engineer in the United Kingdom.

"There are a few times when new technologies appear which have the potential to cause paradigm shifts. I believe that the VRB energy storage system is one of these technologies. Storing multiple megawatt hours of energy highly efficiently and in a distributed fashion provides the ideal way to enhance grid reliability, and generate improved return on assets for all utilities. The impact of events such as the blackout of the 15th August 2003 could have been reduced with proper placement of energy storage systems in the grid. The use of the VRB system with wind generation and solar power to provide firm capacity will address the major complaint that utilities have about these renewable resources. By integrating the VRB energy storage system with diesel generators used in many remote installations we can reduce emissions and contribute to Kyoto accord undertakings. The potential is enormous....and unlike some of the hydrogen based technologies, the VRB energy storage technology does not require wholesale infrastructure change for its application – it complements existing approaches. The market has set the goals - I am excited about the opportunity to aggressively pursue this enormous potential for the Vanadium Redox Battery Energy Storage System.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

The Convertible Debenture financing announced yesterday, totalling $10 Million USD with the exercise of the attached warrants, will provide the company with the necessary capital to pursue technology enhancements and associated price reductions, an aggressive marketing campaign, and rapid expansion of operations and personnel. The Financiers are a strategic – value add group that will bring significant benefits to the company in the short and long term". - Timothy Hennessy.

VRB Power also wishes to announce that its subsidiary, Pinnacle VRB Limited, has appointed Timothy Hennessy to the Board of the Company.

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB/ESS"). The VRB/ESS is an enabling technology that effectively stores electricity on demand. The VRB/ESS provides direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB/ESS is particularly well suited to electrical power arbitrage, UPS applications, load levelling (peak shaving), grid stability enhancements, and capital deferment. It is primarily focussed on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms. As a "green" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies. It uses conducting plastic electrodes, which do not contain heavy metals unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vincent Sorace, on behalf of the Board of VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements"
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

VRB Power Systems
INCORPORATED

News Release
For Immediate Release

US $5 MILLION CONVERTIBLE DEBENTURE

Vancouver, B.C. (August 27, 2003) – VRB Power Systems Inc. ("VRB Power") is pleased to announce that it has negotiated, subject to regulatory acceptance, a non-broker convertible debenture for US $5 million. The terms of the debenture will be a secured three year note convertible at $0.80 into units during the first two years and at $0.88 during the third year, each unit consisting of one common share and one warrant exercisable into a further common share at $0.80 for the first two years and at $0.88 during the third year. The coupon rate will be 10% and interest will be payable quarterly in arrears. A 10% finder's fee will be payable in accordance with a subject to the rules and regulations of the TSX Venture Exchange.

The Company also announces that it has, subject to regulatory approval, granted a stock option to a director entitling him to purchase 150,000 common shares of the Company at an exercise price of $0.80 per common share.

The Company also announces that it is settling $327,453 of debt by the issuance of 409,316 common shares at a price of $0.80 per common share. The Company's debt arises from its guarantee of a loan made to its subsidiary, Pinnacle VRB Limited, and upon satisfying its obligations by the issuance of the shares for debt the Company will receive an assignment of the loan.

Based in Vancouver, B.C. Canada, VRB Power Systems Inc. is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery Energy Storage System ("VRB/ESS"). The VRB/ESS is an enabling technology that effectively stores electricity on demand. The VRB/ESS provides direct economic benefits to utilities and end users in terms of improved power quality, reliability and energy efficiency. The VRB/ESS is particularly well suited to electrical power arbitrage, UPS applications, load levelling (peak shaving), grid stability enhancements, and capital deferment. It is primarily focussed on stationary power sources such as utility substations, commercial buildings, production facilities, telecommunication operations, cellular radio sites, and renewable resource generation such as wind farms. As a "green" technology, the VRB is characterized by the lowest ecological impact of all energy storage technologies. It uses conducting plastic electrodes, which do not contain heavy metals unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. VRB Power is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VRBPF") and on the Frankfurt Exchange ("VNK").

Vince Sorace
President, VRB Power Systems Inc.

For further information please contact:
Global Link Capital Corp. at 604-531-9962
VRB Power Systems Inc. at 604-697-8820.
Or visit the company's web site at: www.vrbpower.com

Warning: The Company relies upon litigation protection for "forward-looking statements".
"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release"

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB Power Systems Inc. (the "Issuer").

Month in which stock options have been granted or amended:

August 2003.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exer-cise Price	Expiry Date
Wayne Case	Aug 27/03	Director	Aug 27/03	150,000	$0.80	Aug 27/08

Total number of optioned shares proposed for acceptance 150,000

- Date shareholder approval was obtained for the Stock Option Plan: December 20, 2002
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: -16,772

**Note – Allowable shares for issuance under stock option plan as at August 27, 2003: 5,528,228*
Number of shares issued under stock option plan as at August 27, 2003
(including Aug 27/03 issue): 5,545,000

The shortfall is due to Global Link Capital Corp.'s April 7, 2003 stock option grant of 300,000 stock options being only 150,000 valid stock options due to Global Link Capital's Investor Relations Contract being only a six month term.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation*.

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated: September 8, 2003

____
Vince Sgrace, President